SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

THROUGH February 7, 2002

(Commission File No. 001-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 7, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: ______________________________

Name: Henrique S. Neves

Title: President and Chief Executive Officer

EXHIBIT #1

BrasilTelecom

RELEASE

Brasil Telecom Participações S.A. informs preliminary figures of its subsidiary Brasil Telecom S.A. for the fourth quarter 2001, which impact consolidated results.

1) Plant

Operational Data	3Q01	4Q01
Lines Installed (thousand)	9,864	10,015
Lines in Service (thousand)	8,368	8,638
Utilization Rate (%)	84.8	86.3
Public Telephones in Service (thousand)	273	286
Digitization Rate (%)	96.4	97.3

2) Employees

- For having subcontracted call center personnel and having reduced headcount at CRT Brasil Telecom, **Brasil Telecom Participações S.A.** ended 4Q01 with 7,890 employees, representing a reduction of 1,564 over 3Q01 levels.

3) Indebtedness

Brasil Telecom Participações S.A. consolidated debt at the end of the 4Q01 was:

Short Term Debt	R$ Thousand	% Total	*Hedge*
In R$	349,528	78%	
In US$	99,250	22%	106% with Hedge
Total	**448,778**	**14%**	

Long Term Debt	R$ Thousand	% Total	*Hedge*
In R$	2,547,517	94%	
In US$	151,949	6%	49% with Hedge
Total	**2,699,466**	**86%**	

Total Debt	R$ Thousand	% Total	*Hedge*
In R$	2,897,045	92%	
In US$	251,199	8%	71% with Hedge
Total	**3,148,244**	**100%**	

Brasília-DF, January 22, 2002.

Henrique Sutton de Sousa Neves
Investor Relations Officer
Brasil Telecom Participações S.A.

IR CONTACTS

Eliana Rodrigues (Manager)
(55 61) 415-1122
eliana@brasiltelecom.com.br

Valder Nogueira
(55 61) 415-1063
valder@brasiltelecom.com.br

Renata Fontes
(55 61) 415-1256
renatafontes@brasiltelecom.com.br

Shay Chor
(55 61) 415-1291
shay@brasiltelecom.com.br

MEDIA RELATIONS CONTACT

Cesar Borges
(55 61) 415-1378
cesarb@brasiltelecom.com.br

EXHIBIT #2

BrasilTelecom

RELEASE

Brasilia, February 7, 2002 - Brasil Telecom Participações S.A. (NYSE: BRP, BOVESPA: TCPS3/TCSP4) informs that its consolidated capital expenditures program for 2002, in the total amount of R$1.7 billion, was approved on a company's Board of Directors meeting held on January 24, 2002.

Henrique Sutton de Sousa Neves
Investor Relations Officer
Brasil Telecom Participações S.A.

# # #

INVESTOR RELATIONS CONTACTS

Eliana Rodrigues (Manager)
(5561) 415-1122
eliana@brasiltelecom.com.br

Renata Fontes
(5561) 415-1256
renatafontes@brasiltelecom.com.br

Valder Nogueira
(5561) 415-1063
valder@brasiltelecom.com.br

Shay Chor
(5561) 415-1291
shay@brasiltelecom.com.br

MEDIA RELATIONS CONTACTS

Cesar Borges
(5561) 415-1378
cesarb@brasiltelecom.com.br